

Mail Stop 3561

September 2, 2016

Via E-mail
John R. McPherson
Chief Financial Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

**Re: Vulcan Materials Company
Form 10-K for the Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-33841**

Dear Mr. McPherson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations, page 28
Results of Operations, page 35

1.   We note your disclosure of "same-store" measures throughout your discussion of the results of operations. Please expand your disclosure in future filings to define "same-store." In your response, please provide us with draft disclosure to be included in future filings.

Notes to Consolidated Financial Statements, page 63
General

2.   We note your disclosure throughout the document referencing foreign subsidiaries and foreign operations. Your accounting policies do not appear to address your accounting for

foreign currency matters. In future filings, please provide the disclosures required by FASB ASC 830. In your response, please provide us with draft disclosure to be included in future filings.

Note 15: Segment Reporting, page 101

3.   We note your disclosure on page 83 that your foreign earnings from continuing operations was $34,310,000, but your disclosure here states only $11,408,000 of revenue generated by your aggregates operating segment was nondomestic. Please clarify whether you generated nondomestic revenues from your other operating segments, if so, please revise your footnote to disclose revenue from external customers attributed to U.S. and attributed to all foreign countries in total pursuant to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Angela Lumley, at (202) 551-3398 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining